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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              b2bstores.com, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  11776S 10.7
        _______________________________________________________________
                                (CUSIP Number)


                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                 210-281-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 14, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D

CUSIP NO.   11776S 10.7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            Enviro-Clean of America, Inc.
            Federal ID Number: 38-0386415
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
           Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER                         1,000,000
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                             -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                    1,000,000
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                        -0-
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [ ]
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.  11776S 10.7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Richard Kandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER                         1,066,666
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                       1,166,667
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                    1,066,666
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                  1,166,667
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,233,333 (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
      (1) Includes 100,000 shares held by Kandel & Son Profit Sharing Plan, of which Richard Kandel is the trustee; 66,667 shares held by Mint Corp. of New York, a company which is 50% owned by Richard Kandel, and 1,000,000 shares held by Enviro-Clean of America, Inc., a company in which Richard Kandel is Chairman of the Board, and the majority shareholder. Richard Kandel disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.  11776S  10.7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Steven Etra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER                           190,667
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                       1,015,167
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                      190,667
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                  1,015,167
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,205,834 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
     (2) Includes 10,667 shares held by SRK Associates LLC, a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Steven Etra, 1,000,000 shares of Enviro-Clean of America, Inc. a company in which Steven Etra is a minority shareholder and a director, and 3,500 shares held by Gemini Capital LLC, a company in which Steven Etra is secretary, director, and minority shareholder. Steven Etra disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.   11776S  10.7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Randall Davis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER                            333,333
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                        1,000,000
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                       333,333
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                   1,000,000
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,333,333 (3)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
     (3) Includes 1,000,000 shares held by Enviro-Clean of America, Inc., of which Randall Davis is a minority shareholder, President, and a Director. Randall Davis disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SCHEDULE 13D

Item 1.   Security and Issuer.


    This schedule relates to the common stock, $ 0.01 par value per share ("Common Stock") of b2bstores.com, Inc. (the "Issuer"), a Delaware corporation. The Issuer has its principal executive office at 249 East Ocean Boulevard, Suite 620, Long Beach, California 90802.

Item 2.   Identity and Background.

  (a)-(b) Name and addresses of the reporting persons:

          Enviro-Clean of America, Inc., 211 Park Avenue, Hicksville, New York 11801.

          Richard Kandel, 211 Park Avenue, Hicksville, New York 11801.

          Randall Davis, 1023 Morales, San Antonio, Texas 78207.

          Steven Etra, 5830 57th Street, Maspeth, New York 11378

          Enviro-Clean of America, Inc., Richard Kandel, Randall Davis, and Steven Etra are collectively referred to as the "Reporting Persons."

  (c) Enviro-Clean is a company, organized under the laws of the State of Nevada, which is principally engaged in the sanitary product manufacturing and supply business.

          Richard Kandel
          Employer:  Enviro-Clean of America, Inc.
          Principal business:  sanitary product manufacturing and supply
          Address:  211 Park Avenue, Hicksville, New York 11801

          Randall Davis
          Employer:  Enviro-Clean of America, Inc.
          Principal business:  sanitary product manufacturing and supply
          Address:  1023 Morales, San Antonio, Texas 78207

          Steven Etra
          Employer:  Manufacturer's Corrugated Box Co., Inc.
          Principal business:  Manufacturing
          Address:  5830 57th Street, Maspeth, New York 11378

  (d)-(e) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship.

          Richard Kandel, Randall Davis, and Steven Etra are United States citizens. Enviro-Clean of America is a corporation formed under the laws of the State of Nevada.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable

Item 4.   Purpose of the Transaction.

     Enviro-Clean of America, Inc. ("Enviro Clean") entered into a lock-up agreement in favor of Gaines Berland, Inc. and Nolan Securities, Inc. (the "Underwriters") (the "Lock-Up Agreement) in connection with the issuer's initial public offering, which restricted certain disposition of 2,000,000 shares of Common Stock held by Enviro Clean for a one year period commencing February 15, 2000. On March 14, 2000, the Underwriters granted a waiver to the Lock-Up Agreement to sell 1,000,000 of the 2,000,000 shares held by Enviro Clean. Upon receiving the waiver, Enviro Clean sold 1,000,000 shares of the Common Stock in a private placement to ZERO.NET, Inc., a Delaware corporation, at $7.00 per share for an aggregate of $7,000,000. The shares purchased by ZERO.NET, Inc. will also be subject to a twelve month lock-up agreement.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)

1) Enviro-Clean of America, Inc.:

     (i) As of the date hereof, Enviro-Clean of America, Inc., beneficially owns 1,000,000 shares of the Issuer's Common Stock, and such shares constitute approximately 12.5% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof.

     (ii) Enviro-Clean of America has sole voting and disposition power over the 1,000,000 shares held in its name.

2) Richard Kandel:

     (i) As of the date hereof, Richard Kandel beneficially owns 2,233,333 shares of the Issuer's Common Stock, and such shares constitute approximately 27.8% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Richard Kandel include:
(1) 100,000 shares of Common Stock held by Kandel & Son Profit Sharing Plan, of which Richard Kandel is a trustee; (2) 66,6667 shares of Common Stock held by Mint Corp., a company 50% owned by Richard Kandel; and (3) 1,000,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Richard Kandel is majority shareholder and Chairman of the Board.

     (ii) Richard Kandel has sole voting and disposition power over the 1,066,667 shares he personally holds. Richard Kandel shares voting and disposition power over the 1,166,667 shares held by Enviro-Clean of America, Inc., Kandel & Son Profit Sharing Plan, and Mint Corp. of New York and disclaims beneficial ownership except to the extent of his pecuniary interest therein.

3) Steven Etra:

     (i) As of the date hereof, Steven Etra beneficially owns 1,205,834 shares of the Issuer's Common Stock, and such shares constitute approximately 15.0% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Steven Etra include: (1) 10,667 shares of Common Stock held by SRK Associates, a company controlled by Steven Etra; (2) 3,500 shares of Common Stock held by Gemini Capital LLC, a company in which Steven Etra is a minority shareholder and a director; and (3) 1,000,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Steven Etra is a minority shareholder and a Director.

     (ii) Steven Etra has sole voting and disposition power over the 190,667 shares he personally holds. Steven Etra shares voting and disposition power of the 1,015,167 shares held by Lances Property Development Plan, Gemini Capital LLC, SRK Associates, LLC, and Enviro-Clean of America, Inc. Steven Etra disclaims ownership of these securities except to the extent of his pecuniary interest therein.

4) Randall Davis:

     (i) As of the date hereof, Randall Davis beneficially owns 1,333,333 shares of the Issuer's Common Stock, and such shares constitute approximately 16.6% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Randall Davis include 1,000,000 shares of common stock held by Enviro-Clean of

America, Inc., a company in which Randall Davis is a minority shareholder, President and Director.

     (ii) Randall Davis has sole voting and disposition power over the 333,333 shares he personally holds. Randall Davis shares voting and disposition power of the 1,000,000 shares held by Enviro-Clean of America, Inc. and disclaims ownership of these securities except to the extent of his pecuniary interest therein.

(c) On February 15, 2000 Steven Etra and Gemini Capital purchased shares in the Issuer's initial public offering. Steven Etra and Lances Development Property Pension Plan later purchased shares of the registered stock after trading began. All of these purchases are described in the Registered Persons'13-D filed on March 13, 2000.

(d)  and (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     All shares of Common Stock held by the Reporting Persons are subject to a lock-up agreement effective for 12 months from the effective date of the Issuer's Initial Public Offering of February 15, 2000. Other than the aforementioned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.   Material to be Filed as Exhibits.



     Exhibit 1 Joint Filing Agreement, dated March 8, 2000, by and between Enviro-Clean of America, Inc., Richard Kandel, Steven Etra, and Randall Davis.*

     Exhibit 10.1 Form of Lock-up Agreement executed by Enviro-Clean of America, Inc., Richard Kandel, Randall Davis and Steven Etra.

     Exhibit 10.2  Waiver of Lock-Up Agreement for Enviro-Clean of America, Inc.


     *Incorporated by reference to the Reporting Persons 13-D filed March 13, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March  16, 2000              Enviro-Clean of America, Inc.

                                    By:  /s/ Randall Davis
                                        ------------------------------
                                        Randall Davis, President


                                         /s/ Richard Kandel
                                        ------------------------------
                                        Richard Kandel


                                         /s/ Steven Etra
                                        ------------------------------
                                        Steven Etra


                                         /s/ Randall Davis
                                        ------------------------------
                                        Randall Davis